Exhibit 99.1

PDD Holdings Announces Fourth Quarter 2023 and Fiscal Year 2023 Unaudited Financial Results

DUBLIN and SHANGHAI, March 20, 2024 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the fourth quarter ended and the fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Total revenues in the quarter were RMB88,881.0 million (US$[1]12,518.6 million), an increase of 123% from RMB39,820.0 million in the same quarter of 2022.

•	Operating profit in the quarter was RMB22,395.0 million (US$3,154.3 million), an increase of 146% from RMB9,113.7 million in the same quarter of 2022. Non-GAAP[2] operating profit in the quarter was RMB24,579.9 million (US$3,462.0 million), an increase of 112% from RMB11,600.1 million in the same quarter of 2022.

•	Net income attributable to ordinary shareholders in the quarter was RMB23,280.3 million (US$3,279.0 million), an increase of 146% from RMB9,453.7 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB25,476.5 million (US$3,588.3 million), an increase of 110% from RMB12,105.8 million in the same quarter of 2022.

“2023 represents a pivotal chapter in our corporate history as we transition towards high-quality development,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “In 2024, we remain dedicated to further improving consumer experiences, enhancing technology innovations, and generating positive impacts in our communities.”

“In the fourth quarter, we saw growing demand driven by encouraging consumer sentiment,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We will continue our high-quality development strategy, stay dedicated to offer great value and exceptional service, and keep building thriving communities that can benefit all.”

“In 2023, our R&D investment exceeded RMB10 billion for the second consecutive year, underscoring our dedication to technology and agricultural advancements,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “Our focus remains on creating lasting value through strategic initiatives with sustainable and positive impacts.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Fourth Quarter 2023 Unaudited Financial Results

Total revenues were RMB88,881.0 million (US$12,518.6 million), an increase of 123% from RMB39,820.0 million in the same quarter of 2022. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB48,675.6 million (US$6,855.8 million), an increase of 57% from RMB31,023.4 million in the same quarter of 2022.

•	Revenues from transaction services were RMB40,205.4 million (US$5,662.8 million), an increase of 357% from RMB8,796.6 million in the same quarter of 2022.

Total costs of revenues were RMB35,078.3 million (US$4,940.7 million), an increase of 293% from RMB8,926.7 million in the same quarter of 2022. The increase mainly came from the increased fulfilment fees, payment processing fees, maintenance costs and call center expenses.

Total operating expenses were RMB31,407.8 million (US$4,423.7 million), an increase of 44% from RMB21,779.6 million in the same quarter of 2022. The increase was primarily due to an increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB26,638.5 million (US$3,752.0 million), an increase of 50% from RMB17,732.4 million in the same quarter of 2022, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB1,904.8 million (US$268.3 million), compared with RMB1,640.5 million in the same quarter of 2022.

•	Research and development expenses were RMB2,864.4 million (US$403.4 million), compared with RMB2,406.7 million in the same quarter of 2022.

Operating profit in the quarter was RMB22,395.0 million (US$3,154.3 million), an increase of 146% from RMB9,113.7 million in the same quarter of 2022. Non-GAAP operating profit in the quarter was RMB24,579.9 million (US$3,462.0 million), an increase of 112% from RMB11,600.1 million in the same quarter of 2022.

Net income attributable to ordinary shareholders in the quarter was RMB23,280.3 million (US$3,279.0 million), an increase of 146% from RMB9,453.7 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB25,476.5 million (US$3,588.3 million), an increase of 110% from RMB12,105.8 million in the same quarter of 2022.

Basic earnings per ADS was RMB17.00 (US$2.39) and diluted earnings per ADS was RMB15.83 (US$2.23), compared with basic earnings per ADS of RMB7.42 and diluted earnings per ADS of RMB6.52 in the same quarter of 2022. Non-GAAP diluted earnings per ADS was RMB17.32 (US$2.40), compared with RMB8.34 in the same quarter of 2022.

Net cash generated from operating activities was RMB36,890.7 million (US$5,195.9 million), compared with RMB26,550.3 million in the same quarter of 2022, mainly due to the increase in net income.

Cash, cash equivalents and short-term investments were RMB217.2 billion (US$30.6 billion) as of December 31, 2023, compared with RMB149.4 billion as of December 31, 2022.

Fiscal Year 2023 Unaudited Financial Results

Total revenues were RMB247,639.2 million (US$34,879.3 million), representing an increase of 90% from RMB130,557.6 million in 2022. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB153,540.6 million (US$21,625.7 million), representing an increase of 49% from RMB102,931.1 million in 2022.

•	Revenues from transaction services were RMB94,098.7 million (US$13,253.5 million), representing an increase of 241% from RMB27,626.5 million in 2022.

Total costs of revenues were RMB91,723.6 million (US$12,919.0 million), an increase of 192% from RMB31,462.3 million in 2022. The increase mainly came from the increased fulfilment fees, payment processing fees, maintenance costs and call center expenses.

Total operating expenses were RMB97,216.9 million (US$13,692.7 million), an increase of 42% from RMB68,693.4 million in 2022.

•	Sales and marketing expenses were RMB82,188.9 million (US$11,576.1 million), an increase of 51% from RMB54,343.7 million in 2022, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB4,075.6 million (US$574.0 million), compared with RMB3,964.9 million in 2022.

•	Research and development expenses were RMB10,952.4 million (US$1,542.6 million), compared with RMB10,384.7 million in 2022.

Operating profit was RMB58,698.8 million (US$8,267.5 million), an increase of 93% from RMB30,401.9 million in 2022. Non-GAAP operating profit was RMB65,777.6 million (US$9,264.6 million), an increase of 73% from RMB38,120.3 million in 2022.

Net income attributable to ordinary shareholders was RMB60,026.5 million (US$8,454.6 million), an increase of 90% from RMB31,538.1 million in 2022. Non-GAAP net income attributable to ordinary shareholders was RMB67,899.3 million (US$9,563.4 million), an increase of 72% from RMB39,529.7 million in 2022.

Basic earnings per ADS was RMB44.33 (US$6.24) and diluted earnings per ADS was RMB41.15 (US$5.80), compared with basic earnings per ADS of RMB24.94 and diluted earnings per ADS of RMB21.93 in 2022. Non-GAAP diluted earnings per ADS was RMB46.51 (US$6.56), compared with RMB27.45 in 2022.

Net cash generated from operating activities was RMB94,162.5 million (US$13,262.5 million), compared with RMB48,507.9 million in 2022, mainly due to the increase in net income and the changes in working capitals.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on March 20, 2024 (11:30 AM GMT and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	34,326,192	59,794,469	8,421,875
Restricted cash	57,974,225	61,985,436	8,730,466
Receivables from online payment platforms	587,696	3,914,117	551,292
Short-term investments	115,112,554	157,415,365	22,171,490
Amounts due from related parties	6,318,830	7,428,070	1,046,222
Prepayments and other current assets	2,298,379	4,213,015	593,390
Total current assets	216,617,876	294,750,472	41,514,735

Non-current assets
Property, equipment and software, net	1,044,847	979,597	137,973
Intangible assets	134,002	21,148	2,979
Right-of-use assets	1,416,081	4,104,889	578,162
Deferred tax assets	1,045,030	270,738	38,133
Other non-current assets	16,862,117	47,951,276	6,753,796
Total non-current assets	20,502,077	53,327,648	7,511,043

Total Assets	237,119,953	348,078,120	49,025,778

PDD HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,676,391	1,238,776	174,478
Customer advances and deferred revenues	1,389,655	2,144,610	302,062
Payable to merchants	63,316,695	74,997,252	10,563,142
Accrued expenses and other liabilities	20,960,723	55,351,399	7,796,081
Merchant deposits	15,058,229	16,878,746	2,377,322
Convertible bonds, current portion	13,885,751	648,570	91,349
Lease liabilities	602,036	1,641,548	231,207
Total current liabilities	116,889,480	152,900,901	21,535,641

Non-current liabilities
Convertible bonds	1,575,755	5,231,523	736,845
Lease liabilities	870,782	2,644,260	372,436
Deferred tax liabilities	13,025	59,829	8,427
Total non-current liabilities	2,459,562	7,935,612	1,117,708

Total Liabilities	119,349,042	160,836,513	22,653,349

Shareholders’ equity
Ordinary shares	170	177	25
Additional paid-in capital	99,250,468	107,293,091	15,111,916
Statutory reserves	5,000	105,982	14,927
Accumulated other comprehensive income	3,322,238	4,723,760	665,328
Retained earnings	15,193,035	75,118,597	10,580,233
Total Shareholders’ Equity	117,770,911	187,241,607	26,372,429

Total Liabilities and Shareholders’ Equity	237,119,953	348,078,120	49,025,778

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	39,820,028	88,881,036	12,518,632	130,557,589	247,639,205	34,879,253
Costs of revenues	(8,926,705)	(35,078,272)	(4,940,671)	(31,462,298)	(91,723,577)	(12,918,996)

Sales and marketing expenses	(17,732,384)	(26,638,524)	(3,751,958)	(54,343,719)	(82,188,870)	(11,576,060)
General and administrative expenses	(1,640,527)	(1,904,842)	(268,291)	(3,964,935)	(4,075,622)	(574,039)
Research and development expenses	(2,406,677)	(2,864,430)	(403,447)	(10,384,716)	(10,952,374)	(1,542,610)
Total operating expenses	(21,779,588)	(31,407,796)	(4,423,696)	(68,693,370)	(97,216,866)	(13,692,709)

Operating profit	9,113,735	22,394,968	3,154,265	30,401,921	58,698,762	8,267,548

Interest and investment income, net	1,351,698	4,359,384	614,006	3,997,100	10,238,080	1,442,003
Interest expenses	(12,221)	(8,155)	(1,149)	(51,655)	(43,987)	(6,195)
Foreign exchange (loss)/ gain	(23,819)	(198,819)	(28,003)	(149,710)	35,721	5,031
Other income, net	168,825	328,204	46,227	2,221,358	2,952,579	415,862

Profit before income tax and share of results of equity investees	10,598,218	26,875,582	3,785,346	36,419,014	71,881,155	10,124,249
Share of results of equity investees	(78,908)	(15,066)	(2,122)	(155,285)	(4,707)	(663)
Income tax expenses	(1,065,613)	(3,580,207)	(504,262)	(4,725,667)	(11,849,904)	(1,669,024)
Net income	9,453,697	23,280,309	3,278,962	31,538,062	60,026,544	8,454,562

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net income	9,453,697	23,280,309	3,278,962	31,538,062	60,026,544	8,454,562
Net income attributable to ordinary shareholders	9,453,697	23,280,309	3,278,962	31,538,062	60,026,544	8,454,562

Earnings per ordinary share:
-Basic	1.85	4.25	0.60	6.24	11.08	1.56
-Diluted	1.63	3.96	0.56	5.48	10.29	1.45

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	7.42	17.00	2.39	24.94	44.33	6.24
-Diluted	6.52	15.83	2.23	21.93	41.15	5.80

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,099,138	5,478,111	5,478,111	5,057,540	5,416,106	5,416,106
-Diluted	5,809,212	5,882,980	5,882,980	5,761,291	5,839,630	5,839,630

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	31,023,400	48,675,618	6,855,817	102,931,095	153,540,553	21,625,735
- Transaction services	8,796,628	40,205,418	5,662,815	27,626,494	94,098,652	13,253,518
Total	39,820,028	88,881,036	12,518,632	130,557,589	247,639,205	34,879,253

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	11,777	46,404	6,536	33,788	132,470	18,658
Sales and marketing expenses	535,550	411,048	57,895	2,158,676	2,354,097	331,568
General and administrative expenses	1,279,760	1,230,358	173,292	3,004,327	2,289,272	322,437
Research and development expenses	659,298	497,134	70,020	2,521,574	2,302,955	324,364
Total	2,486,385	2,184,944	307,743	7,718,365	7,078,794	997,027

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash generated from operating activities	26,550,262	36,890,671	5,195,942	48,507,860	94,162,531	13,262,515
Net cash used in investing activities	(8,559,916)	(16,470,671)	(2,319,845)	(22,361,670)	(55,431,278)	(7,807,332)
Net cash generated from/ (used in) financing activities	9,510	(8,968,297)	(1,263,158)	10,079	(8,960,626)	(1,262,078)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(109,374)	(1,025,057)	(144,377)	100,177	(291,139)	(41,006)

Increase in cash, cash equivalents and restricted cash	17,890,482	10,426,646	1,468,562	26,256,446	29,479,488	4,152,099
Cash, cash equivalents and restricted cash at beginning of period/ year	74,409,935	111,353,259	15,683,779	66,043,971	92,300,417	13,000,242
Cash, cash equivalents and restricted cash at end of period/ year	92,300,417	121,779,905	17,152,341	92,300,417	121,779,905	17,152,341

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating profit	9,113,735	22,394,968	3,154,265	30,401,921	58,698,762	8,267,548
Add: Share-based compensation expenses	2,486,385	2,184,944	307,743	7,718,365	7,078,794	997,027
Non-GAAP operating profit	11,600,120	24,579,912	3,462,008	38,120,286	65,777,556	9,264,575

Net income attributable to ordinary shareholders	9,453,697	23,280,309	3,278,962	31,538,062	60,026,544	8,454,562
Add: Share-based compensation expenses	2,486,385	2,184,944	307,743	7,718,365	7,078,794	997,027
Add: Interest expenses related to convertible bonds’ amortization to face value	12,221	8,155	1,149	51,655	43,987	6,195
Add: Loss from fair value change of certain investments	153,467	3,052	430	221,640	749,967	105,631
Non-GAAP net income attributable to ordinary shareholders	12,105,770	25,476,460	3,588,284	39,529,722	67,899,292	9,563,415

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,809,212	5,882,980	5,882,980	5,761,291	5,839,630	5,839,630

Diluted earnings per ordinary share	1.63	3.96	0.56	5.48	10.29	1.45
Add: Non-GAAP adjustments to earnings per ordinary share	0.45	0.37	0.04	1.38	1.34	0.19
Non-GAAP diluted earnings per ordinary share	2.08	4.33	0.60	6.86	11.63	1.64
Non-GAAP diluted earnings per ADS	8.34	17.32	2.40	27.45	46.51	6.56